March 17, 2010

Via EDGAR and Facsimile (202-772-9209)

Mr. Kevin R. Woody, Accounting Branch Chief

Mr. Mark Rakip, Staff Accountant

Ms. Erin Martin, Attorney-Advisor

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549

Re:	Jones Lang LaSalle Incorporated Form 10-K for fiscal year ended December 31, 2008 Filed February 27, 2009 Schedule 14A Filed April 16, 2009 File No. 1-13145

Dear Mr. Woody, Mr. Rakip, Ms. Martin and Ms. Gowetski:

This letter sets forth our response to the Comment Letter dated March 4, 2010 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced documents. The response set forth below follows a reiteration of the Staff’s comment in the Comment Letter.

Schedule 14A – Definitive Proxy Statement

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

Determination of 2008 Annual Bonus Incentives, page 47

1. We note your responses to prior comments 6 and 7. Please confirm that you will revise your disclosure to more fully describe the discretion exercised by your committee in determining awards and clarify, if true, that the committee does not use specific financial targets, but rather exercises its discretion after taking into account various factors, both financial and non-financial. In addition, we continue to believe that you should more fully describe such factors. To the extent the committee uses specific performance targets to determine incentive awards, we continue to believe that you should disclose such targets or provide a more detailed supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

1 of 2

Response:

We confirm that in future filings we will more fully describe the discretion exercised by our committee in determining awards and clarify that the committee exercises its discretion after taking into account various factors, both financial and non-financial, which we will describe more fully. In addition, to the extent the committee uses specific performance targets to determine incentive awards, we will disclose such targets.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at 312-228-2073 or Mark Ohringer, our General Counsel and Corporate Secretary, at 312-228-2423.

Sincerely Yours,

/s/ Lauralee E. Martin
Lauralee E. Martin Chief Operating and Financial Officer

2 of 2